Exhibit (k)

FQF TRUST

on behalf of its series listed on Schedule A

Multiple Class Plan Pursuant to Rule 18f-3

August 22, 2017

Each class of shares of the funds listed on Schedule A (each a “Fund” and collectively, the “Funds”), each a series of FQF Trust (the “Trust”), will have the same relative rights and privileges, except as set forth below. The Board of Trustees of the Trust (the “Board of Trustees”) may determine in the future that other distribution arrangements, allocations of expenses (whether ordinary or extraordinary) or services to be provided to a class of shares are appropriate and amend this Plan accordingly without the approval of shareholders of any class.

Each class of shares of a Fund: (1) shall be subject to such minimum purchase requirements, sales charges and other conditions of eligibility as are set forth in the applicable Fund’s prospectus and/or Statement of Additional Information on Form N-1A (“Registration Statement”); (2) may be convertible into other share classes of the Fund if, and to the extent, set forth in the Fund’s Registration Statement; and (3) shall be entitled to the shareholder services set forth from time to time in the Fund’s Registration Statement with respect to such class of shares. Except as set forth in a Fund’s prospectus, shares may be exchanged only for shares of the same class of another Fund. No payments made by the Funds will be compensation or reimbursement for activities primarily intended to result in the sale of Fund shares unless made pursuant to a duly adopted Rule 12b-1 plan.

ARTICLE I

Class I Shares

Class I Shares are not sold subject to distribution/service fees. Transfer agency fees, expenses related to transfer agency activities and state and federal registration fees applicable to Class I Shares are allocated to Class I Shares.

ARTICLE II

Class R6 Shares

Class R6 Shares are not sold subject to distribution/service fees. Transfer agency fees, expenses related to transfer agency activities and state and federal registration fees applicable to Class R6 Shares are allocated to Class R6 Shares.

ARTICLE III

ALLOCATION OF EXPENSES

Expenses shall be allocated among classes in a manner that is fair and equitable. Expenses relating to a Fund generally will be allocated among each class based upon the relative net assets of each such class. Expenses relating only to a particular class shall be allocated to that class.

ARTICLE IV

APPROVAL BY BOARD OF DIRECTORS

This Plan shall not take effect with respect to the Trust or any of its series until it has been approved by the vote of a majority (or whatever greater or lesser percentage may, from time to time, be required under Rule 18f-3 under the Investment Company Act of 1940, as amended (the “Act”)) of (a) all of the Trustees of the Trust, on behalf of the Trust or its applicable series, and (b) those of the Trustees who are not “interested persons” of the Trust, as such term may be from time to time defined under the Act.

ARTICLE V

SEVERABILITY

This Plan is severable as to each Fund. The Board of Trustees may amend this Plan on behalf of one or more Funds, in which case a new Plan would be adopted in respect of any such Fund. In such event, this Plan would remain in full force and effect as to all other Funds.

ARTICLE VI

AMENDMENTS

No material amendment to the Plan shall be effective unless the Board of Trustees approves it in the same manner as is provided for approval of this Plan in Article IV.

Multiple Class Plan Pursuant to Rule 18f-3

Schedule A

FQF Trust

AGF Global Equity Fund

AGF Global Sustainable Growth Equity Fund